Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Akoustis Technologies, Inc. on Post-Effective Amendment No. 2 to Form S-1 on Form S-3 File No. 333-218245 of our report dated August 29, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Akoustis Technologies, Inc. and Subsidiary as of June 30, 2018 and 2017 and for the two years in the period ended June 30, 2018, appearing in the Annual Report on Form 10-K of Akoustis Technologies, Inc. for the year ended June 30, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

December 20, 2018